Exhibit 99.1

Yuchai Enters Into Strategic Agreement in Vietnam

SINGAPORE, February 20, 2025 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), today announced that Yuchai had entered into a comprehensive strategic cooperation agreement with Kim Long Motor Hue (“Kim Long Motor”), a subsidiary of Vietnam's FUTA Group. The scope of the strategic cooperation consists of the grant and provision of technology licenses, component supply and related support, and services for the construction of an engine factory at Kim Long Motor’s designated site in Vietnam.

Yuchai has granted Kim Long Motor the technology licensing rights for certain model engine series. These engine models will be manufactured primarily for trucks, buses and other commercial vehicles in Vietnam. Kim Long Motor will have exclusive sales rights for the licensed engines in the Vietnam market, along with priority sales rights in other Asean countries and South Korea. Additionally, Kim Long Motor has aftermarket service rights in these countries. These licenses are valid for 15 years, with total licensing fees of US$28 million.

Yuchai will support the construction of the engine factory in Vietnam by providing technical services for equipment installation and commissioning at Kim Long Motor’s expense. Yuchai will also supply all engine assembly parts and service kits for these engines manufactured by Kim Long Motor in Vietnam.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “This cooperation agreement is an important project to further penetrate the important ASEAN-Korean trade areas, and supports our global growth.”

About Kim Long (https://kimlongmotor.com.vn)

KIM LONG MOTOR specializes in automobile manufacturing, assembly, and trading; automotive parts and components manufacturing; and industrial park infrastructure trading. The KIM LONG MOTOR Hue Automotive Manufacturing and Assembly Industrial Zone is a comprehensive complex comprising bus, minibus, truck, passenger car assembly plants, and facilities for manufacturing engines, axles, gearboxes, chassis cutting, and automotive technology support industries.

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, strong research and development team, and significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2023, Yuchai sold 313,493 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai group of entities' operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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